

# Mark Daniels · 3rd

**Dacon Systems**

President / CEO

Corona, California · 26 connections · **Contact info**

## Experience

### President / CEO

Dacon Systems
Feb 1996 – Present · 24 yrs 4 mos
Corona, CA

Wire & Cable Manufacturer

## Skills & Endorsements

**Sales Management** · 2

**Kevin Beidelman and 1 connection** have given endorsements for this skill

**Product Development** · 2

**Christopher Carter and 1 connection** have given endorsements for this skill

**Product Management** · 1

**Ken Motz** has given an endorsement for this skill

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## Interests

**Wire & Cable Technology**
9,776 members

**Wire & Cable Industry**
32,320 members

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